Filed Pursuant to Rule 433
Registration No. 333-152895
November 14, 2008

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 14, 2008)
Issuer:	Mississippi Power Company
Security:	Series 2008A 6.00% Senior Notes due November 15, 2013
Expected Ratings*:	A1/A/AA- (Moody’s/Standard & Poor’s/Fitch)
Size:	$50,000,000
Public Offering Price:	99.717%
Maturity Date:	November 15, 2013
Treasury Benchmark:	2.750% due October 31, 2013
US Treasury Yield:	2.317%
Spread to Treasury:	+375 basis points
Re-offer Yield:	6.067%
Make-Whole Call:	T+50 basis points
Coupon:	6.00%
Interest Payment Dates:	May 15 and November 15 of each year beginning May 15, 2009
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
Trade Date:	November 14, 2008
Expected Settlement Date:	November 21, 2008 (T+5)
Underwriter:	J.P. Morgan Securities Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0759 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.